Exhibit 12.a

Dominion Resources Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2009(a)	2008(b)	2007(c)	2006(d)	2005(e)
Earnings, as defined:
Income from continuing operations including noncontrolling interest before income taxes, extraordinary item and cumulative effect of change in accounting principle	$1,916	$2,731	$4,510	$2,479	$1,622

Distributed income from unconsolidated investees, less equity in earnings	(30)	(39)	(20)	(16)	(15)
Fixed charges, as defined	1,028	996	1,339	1,282	1,105

Capitalized interest	(18)	(44)	(73)	(118)	(98)

Preference security dividend requirement of consolidated subsidiary	(25)	(25)	(26)	(25)	(24)

Total earnings, as defined	$2,871	$3,619	$5,730	$3,602	$2,590

Fixed charges, as defined:
Interest charges	$946	$918	$1,251	$1,199	$1,028

Preference security dividend requirement of consolidated subsidiary	25	25	26	25	24
Rental interest factor	57	53	62	58	53

Total fixed charges, as defined	$1,028	$996	$1,339	$1,282	$1,105

Ratio of Earnings to Fixed Charges	2.79	3.63	4.28	2.81	2.34

(a)	Earnings for the twelve months ended December 31, 2009 include a $455 million impairment charge as a result of the quarterly ceiling test performed on our gas and oil properties under the full cost method of accounting, a $712 million charge in connection with the proposed settlement of Virginia Power’s 2009 rate case proceeding, a $31 million impairment charge related to equity method investments, $26 million of charges related to the planned sale of Peoples, and a $10 million net charge related to other items. Earnings for the period also include a $103 million reduction in other operation and maintenance expense due to a downward revision in the nuclear decommissioning asset retirement obligation for a power station that is no longer in service. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2009.
(b)	Earnings for the twelve months ended December 31, 2008 include $180 million of impairment charges reflecting other-than-temporary declines in the fair value of securities held in nuclear decommissioning trust funds, $59 million of impairment charges related to Dominion Capital, Inc. (DCI) assets, a $42 million reduction in the gain recognized in 2007 from the sale of the majority of our U.S. exploration and production (E&P) businesses as a result of post-closing adjustments, and a $29 million net charge related to other items. Earnings for the period also include a $47 million benefit related to the planned sale of two natural gas distribution utilities, Peoples and Hope. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2008.

(c)	Earnings for the twelve months ended December 31, 2007 include a $3.6 billion gain from the disposition of the majority of our U.S. E&P operations, partially offset by $1 billion of charges related to the disposition which are comprised of $541 million related to the discontinuance of hedge accounting for certain gas and oil derivatives and subsequent changes in the fair value of these derivatives, $171 million primarily related to the settlement of volumetric production payment agreements, $242 million of charges related to the early retirement of debt, and $91 million of employee-related expenses. Earnings for the period also include a $387 million charge related to the impairment of the partially-completed Dresden generation facility; a $231 million charge due to the termination of a power sales agreement at our State Line generating facility; $88 million of impairment charges related to DCI assets; $48 million of charges related to litigation reserves, and $70 million of charges related to other items. Fixed charges for the twelve months ended December 31, 2007 include $234 million of costs related to the early retirement of debt associated with our debt tender offer completed in July 2007. Excluding these items from the calculation would result in a lower ratio of earnings to fixed charges for the twelve months ended December 31, 2007.
(d)	Earnings for the twelve months ended December 31, 2006 include $189 million of charges related to the planned sale of two natural gas distribution utilities, Peoples and Hope, including $166 million resulting from the write-off of certain regulatory assets, $90 million of impairment charges related to DCI assets, a $27 million charge resulting from the termination of a pipeline project in West Virginia, a $26 million impairment charge resulting from a change in method of assessing other-than-temporary decline in the fair value of certain securities, $17 million of incremental charges related to hurricanes Katrina and Rita, and $9 million of net charges related to other items. Fixed charges for the twelve months ended December 31, 2006 include a $60 million charge due to an adjustment eliminating the application of hedge accounting related to certain interest rate swaps associated with our junior subordinated notes payable to affiliated trusts. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2006.
(e)	Earnings for the twelve months ended December 31, 2005 include a $423 million charge reflecting the de-designation of hedge contracts resulting from the delay of natural gas and oil production following Hurricanes Katrina and Rita, $73 million in charges resulting from the termination of certain long-term power purchase contracts, $21 million in net charges related to trading activities discontinued in 2004, including the Batesville long-term power-tolling contract divested in the second quarter of 2005 and other activities, $35 million of impairment charges related to DCI assets, a $76 million charge related to miscellaneous asset impairments, a $28 million charge related to expenses following Hurricanes Katrina and Rita and $5 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2005.